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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-90199



Prospectus Supplement
(To Prospectus dated November 12, 1999)

SUPERVALU INC.
Exchange Offer for 7-7/8% Notes due 2009 and 7-5/8% Notes due 2004


     This document supplements and amends the Prospectus dated November 12, 1999 relating to the offer to exchange:

     - new registered 7-7/8% Notes due 2009 for all of our outstanding unregistered 7-7/8% Notes due 2009; and

     - new registered 7-5/8% Notes due 2004 for all of our outstanding unregistered 7-5/8% Notes due 2004.

     The Prospectus states that the exchange offer will expire at 5:00 p.m., New York City time, on December 17, 1999, unless we extend it. We have decided to extend the exchange offer and this Prospectus Supplement amends the Prospectus as set forth below.

     The exchange offer will expire at 5:00 p.m., New York City time, on December 29, 1999, unless we further extend it. All other terms and conditions of the exchange offer remain the same. You may deposit or withdraw your original notes at any time before 5:00 p.m., New York City time, on December 29, 1999. As of December 17, 1999, approximately $348.5 million (out of $350 million) in aggregate principal amount of the original 7-7/8% Notes and approximately $248 million (out of $250 million) in aggregate principal amount of the original 7-5/8% Notes have been tendered pursuant to the exchange offer.








          The date of this Prospectus Supplement is December 20, 1999.